February 10, 2025

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

       Re: Iron Bridge Mortgage Fund, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 5
           Filed January 27, 2025
           File No. 024-11984
Dear Gerard Stascausky:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 10, 2025 letter.

Post-qualification Amendment No. 5 to Offering Statement on Form 1-A filed January 27,
2025
Offering Circular Summary
Distribution Reinvestment, page 3

1. We have reviewed the structure of your distribution reinvestment program. It appears that you are concurrently offering participation in your distribution reinvestment program with each unit purchased. Please reconcile your disclosure to confirm, if true, that participation in your distribution reinvestment program will be offered solely to existing securityholders and, with respect to new investors in this offering, no units will be offered under the program prior to their having purchased units in this offering. Please refer to Rules 251(d)(3)(i)(B) and 261 of Regulation A (which incorporates definitions from Rule 405, including the term dividend reinvestment plan).
 February 10, 2025
Page 2
Risk Factors, page 8

2. Please update your risk factor disclosure with respect to the Investment Company Act
       of 1940 to address whether the units are    redeemable securities    and
any risks
       associated therewith. In addition, please add disclosure noting that the redemption rights with respect to the units are more limited than those associated with registered investment companies.
General

3.     We note your response to prior comment 6. Please advise as to whether you have
       identified any specific precedent where issuers with redemption programs substantially similar to your program were determined not to be issuing redeemable
       securities    as defined by Section 2(a)(32) of the Investment Company
Act of 1940.
       Please focus your analysis on issuers who also permit redemption requests to be made at any time and without any minimum holding period.
4.     We note that you filed an amendment to the Third Amended and Restated
Operating
       Agreement of Iron Bridge Mortgage Fund, LLC on November 25, 2024. The amendment appears to have made significant changes to the redemption rights
       associated with your units, but your response did not address the amendment.
       Moreover, your response did not analyze whether the units were redeemable
       securities    under Section 2(a)(32) prior to the amendment. Please
provide a detailed
       legal analysis of that issue in your response. To the extent that the units were
          redeemable securities    prior to the amendment, please advise
whether the Company
       was operating as an unregistered investment company during such time.
5. Please reconcile your disclosure in the offering circular that members have the option to request a redemption with the disclosure in Section 6.5(b) that members have a right to require a redemption of their units.
6. We note the revision to your financial statements in response to prior comment 8.
       Please clearly state whether such loans are or will be secured in whole by real property, rather than in part.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 February 10, 2025
Page 3

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Alison Pear